SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 August 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 12 August 2024
99.2	Transaction in Own Shares dated 13 August 2024
99.3	Transaction in Own Shares dated 14 August 2024
99.4	Transaction in Own Shares dated 15 August 2024
99.5	Transaction in Own Shares dated 16 August 2024
99.6	Transaction in Own Shares dated 19 August 2024
99.7	Transaction in Own Shares dated 20 August 2024
99.8	Transaction in Own Shares dated 21 August 2024
99.9	Transaction in Own Shares dated 22 August 2024
99.10	Transaction in Own Shares dated 23 August 2024

Exhibit No: 99.1

12 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 August 2024

Aggregate number of ordinary shares purchased:	44,774

Lowest price paid per share:	£ 72.1200

Highest price paid per share:	£ 73.0800

Average price paid per share:	£ 72.6550

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,019,543 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9794Z_1-2024-8-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 44,774 (ISIN: GB00BHJYC057)

Date of purchases: 09 August 2024

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	44,774
Highest price paid (per ordinary share)	£ 73.0800
Lowest price paid (per ordinary share)	£ 72.1200
Volume weighted average price paid(per ordinary share)	£ 72.6550

Exhibit No: 99.2
13 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	12 August 2024

Aggregate number of ordinary shares purchased:	91,923

Lowest price paid per share:	£ 71.8400

Highest price paid per share:	£ 72.9000

Average price paid per share:	£ 72.3067

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,927,620 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1605A_1-2024-8-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 91,923 (ISIN: GB00BHJYC057)

Date of purchases: 12 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	64,101		20,863	6,959
Highest price paid (per ordinary share)	£ 72.9000		£ 72.9000	£ 72.9000
Lowest price paid (per ordinary share)	£ 71.8400		£ 71.8400	£ 71.8800
Volume weighted average price paid(per ordinary share)	£ 72.2972		£ 72.3229	£ 72.3452

Exhibit No: 99.3
14 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 August 2024

Aggregate number of ordinary shares purchased:	59,552

Lowest price paid per share:	£ 71.6400

Highest price paid per share:	£ 72.8200

Average price paid per share:	£ 72.3469

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,868,068 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3317A_1-2024-8-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 59,552 (ISIN: GB00BHJYC057)

Date of purchases: 13 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,552
Highest price paid (per ordinary share)	£ 72.8200
Lowest price paid (per ordinary share)	£ 71.6400
Volume weighted average price paid(per ordinary share)	£ 72.3469

Exhibit No: 99.4

15 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	14 August 2024

Aggregate number of ordinary shares purchased:	19,657

Lowest price paid per share:	£ 72.8800

Highest price paid per share:	£ 73.5600

Average price paid per share:	£ 73.2177

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,848,411 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5064A_1-2024-8-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,657 (ISIN: GB00BHJYC057)

Date of purchases: 14 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,657
Highest price paid (per ordinary share)	£ 73.5600
Lowest price paid (per ordinary share)	£ 72.8800
Volume weighted average price paid(per ordinary share)	£ 73.2177

Exhibit No: 99.5

16 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	15 August 2024

Aggregate number of ordinary shares purchased:	39,943

Lowest price paid per share:	£ 73.1200

Highest price paid per share:	£ 75.0000

Average price paid per share:	£ 74.3444

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,808,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6742A_1-2024-8-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,943 (ISIN: GB00BHJYC057)

Date of purchases: 15 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,943
Highest price paid (per ordinary share)	£ 75.0000
Lowest price paid (per ordinary share)	£ 73.1200
Volume weighted average price paid(per ordinary share)	£ 74.3444

Exhibit No: 99.6

19 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.4200

Highest price paid per share:	£ 75.0400

Average price paid per share:	£ 74.6940

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,798,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8336A_1-2024-8-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 16 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.0400
Lowest price paid (per ordinary share)	£ 74.4200
Volume weighted average price paid(per ordinary share)	£ 74.6940

Exhibit No: 99.7

20 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.0600

Highest price paid per share:	£ 74.9800

Average price paid per share:	£ 74.5811

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,788,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0002B_1-2024-8-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 19 August 2024

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 74.9800
Lowest price paid (per ordinary share)	£ 74.0600
Volume weighted average price paid(per ordinary share)	£ 74.5811

Exhibit No: 99.8
21 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.4000

Highest price paid per share:	£ 75.9800

Average price paid per share:	£ 74.9226

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,778,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1668B_1-2024-8-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 20 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.9800
Lowest price paid (per ordinary share)	£ 74.4000
Volume weighted average price paid(per ordinary share)	£ 74.9226

Exhibit No: 99.9

22 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	21 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.3600

Highest price paid per share:	£ 75.0200

Average price paid per share:	£ 74.7375

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,768,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3326B_1-2024-8-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 21 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.0200
Lowest price paid (per ordinary share)	£ 74.3600
Volume weighted average price paid(per ordinary share)	£ 74.7375

Exhibit No: 99.10

23 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	22 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.3800

Highest price paid per share:	£ 75.0000

Average price paid per share:	£ 74.6549

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,758,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5024B_1-2024-8-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 22 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.0000
Lowest price paid (per ordinary share)	£ 74.3800
Volume weighted average price paid(per ordinary share)	£ 74.6549

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	23 August 2024